January 8, 2007
Mr. William Thompson
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:  Puget Energy, Inc.
     Puget Sound Energy, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed February 28, 2006
     Forms 10-Q for Fiscal Quarters Ended
     March 31, 2006, June 30, 2006 and September 30, 2006
     File Nos. 1-16305 and 1-4393

Dear Mr. Thompson:

This letter sets forth the responses of Puget Energy, Inc. and Puget Sound Energy, Inc. (PSE), the “Company”, to the SEC Staff’s comments contained in the letter dated December 21, 2006 (the “Comment Letter”). The Company’s responses are numbered to correspond to the numbers of the comments in the Comment Letter.

In connection with responding to the Comment Letter, Company management acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition and Results of Operations

1.	It appears that “Electric Margin” and “Gas Margin” are non-GAAP financial performance measures. As such, please revise your disclosures as follows:

(a)	Identify these measures as non-GAAP measures of performance.

(b)	Reconcile in table format from operating income to the non-GAAP amounts for each period presented. Each reconciling item should be shown separately.

(c)	Provide cautionary disclosure that the non-GAAP measures presented may not be comparable to similarly titled measures used by other entities.

(d)	Describe how management uses the non-GAAP measures and why you believe the measures provide useful information to investors.

(e)	Disclose that the non-GAAP measures should not be considered as an alternative to operating income, which is determined in accordance with GAAP, as an indicator of operating performance.

Response to Comment No. 1:

1. (a)	The Company agrees and will revise its disclosure in future Form 10-K and Form 10-Q filings to state that energy margins are a non-GAAP measure of performance.

(b)
We do not believe it is meaningful to reconcile to operating income as our current disclosures provide a reconciliation to line items on the income statement, including electric operating revenues, gas operating revenues and energy cost line items. These line items are presented on a GAAP basis in the income statement. Reconciling from operating income may cause confusion in how we calculate our energy margins based upon the numerous items that would need to be excluded from energy margins. We proposed to revise the margin calculation to simplify our reconciliation process and show how we calculate margin from the income statement line items. An example of the revised energy margins for 2005 is provided as an example in Attachment A to this letter.

(c)	The Company agrees and will disclose in future Form 10-K and Form 10-Q filings to state that non-GAAP measures presented may not be comparable to similarly titled measures used by other entities.

(d)
The Company agrees and will continue to disclose in future Form 10-K and Form 10-Q filings how management uses the non-GAAP measures and the reason why the Company believes the non-GAAP Energy Margin measures are useful to investors.

(e)
The Company agrees and will disclose in future Form 10-K and Form 10-Q filings that investors should not consider energy margins as an alternative to operating electric revenues, operating gas revenues, operating expenses and operating income, which is in accordance with GAAP, as an indicator of operating performance.

Capital Resources

Cash From Operations

2.
It appears that cash available for construction expenditures is a non-GAAP liquidity measure prohibited by Rule 10(e) of Regulation S-K since it excludes items that required, or will require, cash settlement.  Please explain to us why you believe this measure is permitted by Item 10(e)(I)(ii)(A) of Regulation S-K or revise to comply with this guidance.

Response to Comment No. 2:

2.
Rule 10(e) does not permit cash settled items to be excluded from non-GAAP liquidity measures and therefore, the Company will revise the Cash from Operations section in future Form 10-K and Form 10-Q filings to comply with the guidance of Rule 10(e)(I)(ii)(A) of Regulation S-K so that Allowance for Funds Used During Construction (AFUDC) and dividend payments to shareholders are not deducted from cash from operations when calculating the percentage of cash from operations which is available for construction expenditures.

Financial Statements and Supplementary Data

3.
Please disclose the amount of income tax expense or benefits allocated to each component of other comprehensive income, including reclassification adjustments.  See paragraph 25 of SFAS 130.  Please also disclose accumulated balances for each classification of accumulated other comprehensive income as required by paragraph 26 of SFAS 130.

Response to Comment No. 3:

3.
The Company will disclose separately in all future Form 10-K and Form 10-Q filings the income tax expense or benefit allocated to each component of other comprehensive income as well as the accumulated balances for each classification of other comprehensive income.

Consolidated Statements of Income

4.
Based on your disclosures provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we note that other income is netted with other expense in the “Other income” line item.  Please revise to present other income and other expense as separate line items, unless clearly immaterial.  Please also disclose material amounts included in other income and other expense for each year presented.  See paragraph 7 to 9 of Rule 5-03(b) of Regulation S-X.

Response to Comment No. 4:

4.
The Company will revise the Other Income (Deductions) section to separately identify Other Income and Other Expense in future Form 10-K and 10-Q filings along with a separate line item for the related income taxes. In addition, we will separately identify any material items for each line item.

Consolidated Statements of Income

5.
We also note that long-term incentive plan costs are included within other income.  We believe that you should present the expense related to share-based payment arrangements in the same line items as cash compensation paid to the same employees.  Refer to SAB Topic 14:F.  Please explain to us why you believe your classification is appropriate or revise.

Response to Comment No. 5:

5.
The distinction between operating and non-operating costs (i.e., recoverable costs from utility customers and non-recoverable costs in customer retail rates) is an important distinction for regulated utilities. We believe operating expenses should only include those expenditures recognized in the determination of utility revenue requirements and represent the costs of rendering service to utility customers. Operating expenses generally include fuel and purchased power costs, operation and maintenance expenses, depreciation and amortization, operating income taxes and other taxes applicable to utility operations. The Company’s long-term incentive plan costs are not classified as an operating expense because such cost are not recoverable through the utility’s retail electric and gas tariff rates. For this reason, we believe the Company’s classification of long-term incentive plan costs are appropriately classified as non-operating expense. The Company’s treatment is also in keeping with the Federal Energy Regulatory Commission’s (FERC) Uniform System of Accounts requirements for jurisdictional utilities. The FERC has authority over PSE’s original books of entry and regulatory reporting. The FERC format of providing operating and non-operating classification is a widely accepted industry convention.

Note 1. Summary of Significant Accounting Policies

Earnings Per Common Share (Puget Energy Only)

6.
Please disclose for each of the periods presented securities that could potentially dilute basic earnings per share in the future that were excluded from the computation of diluted earnings per share because to do so would have been antidilutive.  Refer to paragraph 40.c. of SFAS 128.

Response to Comment No. 6:

6.
Puget Energy did not have any securities that were antidilutive for the periods presented in the Form 10-K. All stock plans were included in the diluted share calculation and did not have any antidilutive effect in the basic or dilutive share calculations.

Note 3. Discontinued Operations

Goodwill and Intangible

7.	Please disclose the aggregate amortization expense of intangible assets subject to amortization for each period presented. Refer to the requirements of paragraph 45.a of SFAS 142.

Response to Comment No. 7:

7.	Puget Energy recorded the following amortization expense of intangible assets subject to amortization:

Calendar Year 2003	$2.1 million
Calendar Year 2004	2.1 million
Calendar Year 2005	.2 million
Three months ending September 30, 2006	None

As disclosed by Puget Energy in Note 3 "Discontinued Operations" to its consolidated financial statements included in Puget Energy’s 2005 Form 10-K, Puget Energy discontinued depreciation and amortization of InfrastruX Group, Inc. depreciable and amortizable assets effective February 8, 2005, per paragraph 34 of SFAS-144 "Accounting for the Impairment or Disposal of Long-Lived Assets". On February 9, 2005, the Company filed a Form 8-K under Item 2.05 "Costs Associated with Exit or Disposal Activities" describing a decision by the Puget Energy Board of Directors to exit the utility construction services sector and monetize its interest in its InfrastruX subsidiary. Company's management determined it met all of the provisions of SFAS-144, paragraph 30, with respect to classifying its InfrastruX investment as "held for sale" effective with action taken by the Company's Board on February 8, 2005.

The only intangible assets subject to amortization by Puget Energy in its consolidated financial statements for years 2003 through 2006 relate to identifiable assets acquired as a result of acquisition of businesses by InfrastruX. As a result of classifying InfrastruX as “held for sale” on February 8, 2005, Puget Energy did not incur any intangible asset amortization after February 8, 2005 in continuing operations. Thus there was nothing to disclose under SFAS-142, paragraph 45a after this date.

Note 3. Discontinued Operations

Goodwill and Intangible

8.	Please tell us and disclose the facts and circumstances leading to the impairment of goodwill of InfrastruX. Please refer to paragraph 47.a of SFAS 142.

Response to Comment No. 8:

8.	On February 9, 2005, the Company filed a Form 8-K under 2.06 "Material Impairments", disclosing the following:

Item 2.06 Material Impairments

At December 31, 2004, Puget Energy’s investment in InfrastruX totaled approximately $110.4 million (prior to giving effect to the impairment charge as noted herein) with a federal income tax basis in its investment of approximately $75.1 million. Based on the annual review of InfrastruX’s goodwill and in accordance with Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets, the Company’s Board of Directors concluded on February 8, 2005 that an impairment charge is required. As a result of the impairment, the Company has taken a write-down of its goodwill of $76.6 million after-tax or $0.77 per share. This charge reflects Puget Energy’s estimated fair value for InfrastruX in light of ongoing challenges in the utility construction services sector. At this time the Company does not anticipate that the impairment charge will result in future cash expenditures.

Company management determined market conditions for InfrastruX had deteriorated in the latter portion of 2004. InfrastruX’s profit margins were weak in 2004, primarily due to lower than anticipated utility customer spending on infrastructure improvements. InfrastruX’s back log of firm contracts with customers had declined and InfrastruX was facing increased competition when bidding on fixed-fee contracts for utility infrastructure work, resulting in lower anticipated profit margins related to future business.

The Company disclosed in its MD&A Overview sections of its second and third quarter 2004 Form 10-Q filings that "Puget Energy is currently evaluating strategic options related to its investment in InfrastruX". This strategic review was conducted by management at the direction of the Company's Board of Directors and included a thorough review of InfrastruX's business plans, business risks, financing alternatives and discussions with potentially interested buyers. At the conclusion of this review, the Puget Energy Board met on February 8, 2005 and made the decision to exit the InfrastruX utility construction services business. The Puget Energy Board did not make the decision to sell the Company’s interest in InfrastruX until February 8, 2005, thus the Company treated its investment in InfrastruX as “held for use” until this date for financial reporting. Company management determined it met all the criteria of SFAS-144, paragraph 30, for classifying its InfrastruX investment as “held for sale” effective February 8, 2005, concurrent with the Puget Energy Board action.

Puget Energy’s annual testing of InfrastruX goodwill for impairment in the fourth quarter of 2004 was consistent with the timing of its annual testing in prior years, per SFAS-142, paragraph 26.

Discussions with potential buyers during the third and fourth quarters of 2004 and due diligence performed by potential acquirers in January 2005 provided company management and its SFAS-142 valuation consulting firm with relevant market valuation information that was considered in determining the fair value of InfrastruX at December 31, 2004 per paragraphs 23-25 of SFAS-142 "Goodwill and Other Intangible Assets".

The Company provided a comprehensive summary of its InfrastruX investment in its 2005 Form 10-K "Discontinued Operations" footnote and in the MD&A disclosures. Form 10-Q filings in 2005 and 2006 also provided a comprehensive summary. The Company will also provide this information in its 2006 Form 10-K. The Company believes it has provided disclosures required by SFAS No. 142, paragraph 47(a).

Note 6. Dividend Restrictions

9.	In light of the dividend restrictions placed on PSE, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 4-08, 5-04 and 12-04 of Regulations S-X.

Response to Comment No. 9:

9.
Puget Energy and Puget Sound Energy are joint filers of the Form 10-K, and as such, the financial statements of Puget Energy and Puget Sound Energy are included in the Form 10-K financial statement section. Puget Sound Energy is the company with the dividend restrictions on its assets as defined by Rule 4-08 and is disclosed in Note 6 - Dividend Restrictions. The amount of dividends paid by Puget Sound Energy to Puget Energy has not been disclosed in the Notes to the financial statements, however; we will include in future filings the amount of dividends paid by Puget Sound Energy to Puget Energy in the Notes to the financial statements. The dividends paid by Puget Sound Energy to Puget Energy have been disclosed in the financing section of the cash flow statement and the statement of common shareholder’s equity for Puget Sound Energy.

We believe Schedule 1 is not required to be filed in the Form 10-K as the financial statements of both Puget Energy and Puget Sound Energy are included as part of our filing. Under Rule 5-04 (b) a schedule may be omitted if the information required by any schedule is shown in the related financial statement or in a note of the financial statements.

Note 12. Income Taxes

10.
Please tell us your basis in GAAP for classifying income taxes as an operating expense and an offset to miscellaneous income.  Please also tell us how you classify income taxes related to interest charges.

Response to Comment No. 10:

10.
As stated in the response to Comment No. 5, operating expenses in regulated utilities should include only those expenditures recognized in the determination of utility revenue requirements. This is a widely accepted industry convention. Operating expenses include operating income taxes and other taxes that are applicable to utility operations, which are recovered from utility customers. Income taxes classified as non-operating are related to those expenses that are not recovered from utility customers and therefore should not be stated as part of operating income. Interest charges are recovered through the revenue requirement as part of the rate of return on ratebase items and therefore, the income tax benefit associated with interest expense is part of the operating income taxes.

Note 13. Retirement Benefits

11.
Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response to Comment No. 11:

11.
The Company’s accounting policy for calculating the market-related value of assets for the Company’s retirement plan is as follows. The market-related value of assets is based on a five-year smoothing of asset gains/losses measured from the expected return on market-related assets. This is a calculated value that recognizes changes in fair value in a systematic and rational manner over five years. The same manner of calculating market-related value is used for all classes of assets, and is applied consistently from year to year. The Company agrees to disclose this accounting policy in future SEC Form 10-K and Form 10-Q filings in the Company's retirement plan note to its financial statements.

Note 21. Commitments and Contingencies

12.	Please explain to us why the Frederickson 1 generating facility, in which you own a 49.85% interest, is excluded from your jointly owned generating plants disclosure.

Response to Comment No. 12:

12.
The exclusion of the jointly owned Frederickson 1 generating facility in Note 21 Commitments and Contingencies was due to an inadvertent oversight. Our interest in Frederickson 1 was included in the business section under Electric Supply, which disclosed all owned generating facilities and their ownership percentage if jointly owned.

In the 2006 Form 10-K, we will include all jointly owned plants in a separate table in Utility and Non-Utility Plant Note to the Company’s financial statements.

Exhibit 31 Certifications

13.
We note that you refer to “annual report” as opposed to “report” in paragraphs 2, 3 and 4.  Please provide certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.  Similarly revise your certifications in Forms 10-Q to replace references to “quarterly report” with “report” in the referenced paragraphs.

Response to Comment No. 13:

13.
The Company will revise our Exhibit 31 certifications to conform exactly as set forth in Item 601 (b) (31) of Regulation S-K in our future 10-K filings. We will also revise our certifications in future Forms 10-Q to replace references to “quarterly report” to “report.”

Form 10-Q for Fiscal Quarter Ended September 30, 2006

14.	Please address the comments above as applicable.

Response to Comment No. 14:

14.	Please refer to our responses to Comments Nos. 1, 2, 3, 4, 5, 6, 10, 11, and 13.

Note 2. Discontinued Operations and Corporate Guarantees

15.
Please tell us in detail how the sale of InfrastruX to Tenaska Power Fund, L.P. was structured.  In doing so, ensure you tell us whether the sale was structured as a sale of stock or sale of assets.  If the former, please explain to us how your cash flow treatment is consistent with a stock sale.  In this regard, specifically address why it is appropriate to reflect gross proceeds from the sale in investing activities with payments to InfrastruX minority shareholders and debt holders in financing activities rather than to reflect net proceeds from the sale in investing activities.

Response to Comment No. 15:

15. When InfrastruX stock was sold to Tenaska Power Fund, L.P. for an all cash price of $275 million, the cash received from Tenaska was shown as a cash inflow from investing activities, net of cash at InfrastruX and is in accordance with paragraph 16(b) of SFAS No. 95.

The $275 million in cash we received from the buyer went to repay loans that InfrastruX incurred in connection with the acquisitions of its companies. The buyer did not assume the debt obligation of InfrastruX and therefore Puget Energy was responsible for repaying the loans and recording the payment of debt as an outflow of cash in the financing section of the cash flow statement. The borrowings from banks had been previously shown as a cash inflow in financing activities. When loans are repaid, the cash outflow should be reported in the financing section of the cash flow statement in accordance with paragraph 20(b) of SFAS No. 95.

In addition, the cash proceeds from the buyer were used to repay the minority interest owners of InfrastruX. Tenaska Power Fund L.P. purchased 100% of InfrastruX and did not assume the obligation of the minority interest owners. The payment by Puget Energy to the minority interest owners is considered a financing cash outflow in accordance paragraph 20(a) of SFAS No. 95.

* * * * *
If you have any further comments or questions regarding this letter please contact me at (425) 462-3135. In my absence, feel free to contact Mike Stranik, Assistant Secretary and Assistant Controller of Puget Energy and PSE at (425) 462-3202.

Very truly yours,

/s/ James W. Eldredge
James W. Eldredge
Vice President, Corporate Secretary and
Chief Accounting Officer

Attachments
cc: Perkins Coie LLP w/Attachments
PricewaterhouseCoopers LLP w/Attachments

ATTACHMENT A

Revised Electric Margin Table

(Dollars in Millions) Twelve Months Ended December 31	2005

Electric operating revenue[1]	$1,612.9
Less: Other electric operating revenue	(26.9)
Add: Other electric operating revenue - gas supply resale	26.1
Total electric revenue for margin	1,576.5
Adjustments for amounts included in revenue:
Pass-through tariff items	(26.9)
Pass-through revenue-sensitive taxes	(104.9)
Net electric revenue for margin	1,444.7

Minus power costs:
Purchased electricity[1]	(860.4)
Electric generation fuel[1]	(73.3)
Residential exchange[1]	180.5
Total electric power costs	(753.2)
Electric Margin[2]	$691.5
______________
1 As reported on Puget Sound Energy Consolidated Statement of Income.
2 Electric margin does not include any allocation for amortization /depreciation expense or electric generation operations and maintenance expense.

Revised Gas Margin Table

(Dollars in Millions) Twelve Months Ended December 31	2005

Gas operating revenue[1]	$952.5
Less: Other gas operating revenue	(17.2)
Total gas revenue for margin	935.3
Adjustments for amounts included in revenue:
Pass-through tariff items	(5.7)
Pass-through revenue-sensitive taxes	(73.1)
Net gas revenue for margin	856.5

Minus purchased gas costs[1,2]	(592.1)
Gas Margin[3]	$264.4
_______________
1 As reported on Puget Sound Energy Consolidated Statement of Income.
2 Included in 2005 purchased gas costs is a one-time true-up of previously reported gas cost of $5.0 million. See discussion under operating expenses-purchased gas.
3 Gas margin does not include any allocation for amortization/depreciation expense or electric generation operations and maintenance expense.